EXHIBIT 99.1

Colliers Announces Voting Results

TORONTO, April 01, 2025 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX: CIGI; NASDAQ: CIGI) (“Colliers” or the “Company”) today announced that at its annual meeting of shareholders held virtually on April 1, 2025, the ten director nominees listed in Colliers’ management information circular dated February 13, 2025 (the “Circular”) were elected as directors of Colliers. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John (Jack) P. Curtin, Jr.	69,752,926	99.01%	699,883	0.99%
P. Jane Gavan	54,954,896	78.00%	15,497,913	22.00%
Stephen J. Harper	66,530,374	94.43%	3,922,434	5.57%
Jay S. Hennick	67,896,895	96.37%	2,555,913	3.63%
Katherine M. Lee	51,637,716	73.29%	18,815,092	26.71%
Poonam Puri	68,545,264	97.29%	1,907,544	2.71%
Benjamin F. Stein	56,699,259	80.48%	13,753,549	19.52%
John M. Sullivan	70,165,924	99.59%	286,885	0.41%
L. Frederick Sutherland	69,539,687	98.70%	913,122	1.30%
Edward Waitzer	68,055,553	96.60%	2,397,255	3.40%

In addition, shareholders approved: (a) the appointment of PricewaterhouseCoopers LLP as the auditor of Colliers for the ensuing year; and (b) a non-binding advisory resolution approving Colliers’ approach to executive compensation, in each case as disclosed in the Circular.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Service, Engineering and Investment Management – we have a proven business model, an enterprising culture and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fueled by visionary leadership, significant inside ownership and substantial recurring earnings. With annual revenues exceeding $4.8 billion, and a team of 23,000 professionals, and $99 billion in assets under management, Colliers remains committed to accelerating the success of our clients, investors, and people worldwide.  Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500